Exhibit 99.5
DENISON MINES CORP.: EXHIBIT 99.5 TO FORM 40-F
FOR THE FISCAL PERIOD ENDED DECEMBER 31, 2010
MINE SAFETY DISCLOSURE
Under Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which was enacted by the U.S. Congress on July 21, 2010, the Company is required to make certain disclosures relating to violations, orders, penalties, assessments and fatalities that occurred during the reporting period at mines operated by the Company.
The following table sets out the information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd Frank Wall Street Reform and Consumer Protection Act for the twelve month period covered by this annual report:

									Mines that
									Received a
									Notice	Any
									from	Pending
			Number of						MSHA of	Legal
			Citations						a Pattern	Action
			and		Number				of	before
Mines		Number of	Orders for		of	Total Dollar			Violations	Federal
Operated		Withdrawal	Unwarrant	Number of	Imminent	Value of	Total Dollar		or	Mine
by the	Number	Orders	able	Flagrant	Danger	Proposed	Value of		Potential	Safety
Company	of Section	Issued	Failure	Violations	Orders	Assessments	Outstanding	Number	Thereof	and
During	104(a)	Under	Under	Under	Under	from MSHA	Assessments	of Mining	Under	Health
the	S&S	Section	Section	Section	Section	During the	as at end of	Related	Section	Review
Period	Citations[2]	104(b)[3]	104(d)[4]	110(b)(2)[5]	107(a)[6]	Period[7]	Period[7]	Fatalities	104(e)[9]	Commission

Sunday Mines Complex	Nil	Nil	Nil	Nil	Nil	$100.00	$0.00	Nil	Nil	Nil
Beaver/La Sal	12	Nil	3	Nil	Nil	$2,773.00	$690.00	Nil	Nil	Nil
Pandora[1]	Nil	Nil	Nil	Nil	Nil	$5,000.00	$0.00	Nil[8]	Nil	Nil
Rim	Nil	Nil	Nil	Nil	Nil	$0.00	$0.00	Nil	Nil	Nil
Tony M	Nil	Nil	Nil	Nil	Nil	$100.00	$0.00	Nil	Nil	Nil
Arizona 1	7	Nil	Nil	Nil	Nil	$962.00	$2,809.00	Nil	Nil	Nil
Pinenut	Nil	Nil	Nil	Nil	Nil	$0.00	$0.00	Nil	Nil	Nil

1.
The Company’s Pandora Mine was operated by an independent contractor during the period. All entries in this table relate to citations, orders, violations, notices and assessments issued or proposed to or against the Company. This table does not include citations, orders, violations, notices or assessments issued or proposed to or against any independent contractors and not to or against the Company.

2.
Citations and Orders are issued under Section 104 of the Federal Mine Safety and Health Act of 1977 (30 U.S.C. 814) (the “Act”) for violations of the Act or any mandatory health or safety standard, rule, order or regulation promulgated under the Act. A Section 104(a) “Significant and Substantial” or “S&S” citation is considered more severe than a non-S&S citation and generally is issued in a situation where the conditions created by the violation do not cause imminent danger, but the violation is of such a nature as could significantly and substantially contribute to the cause and effect of a mine safety or health hazard. It should be noted that, for purposes of this table, S&S citations that are included in another column, such as Section 104(d) citations, are not also included as Section 104(a) S&S citations in this column.

3.
A Section 104(b) withdrawal order is issued if, upon a follow up inspection, an MSHA inspector finds that a violation has not been abated within the period of time as originally fixed in the violation and determines that the period of time for the abatement should not be extended. Under a withdrawal order, all persons, other than those required to abate the violation and certain others, are required to be withdrawn from and prohibited from entering the affected area of the mine until the inspector determines that the violation has been abated.

4.
A citation is issued under Section 104(d) where there is an S&S violation and the inspector finds the violation to be caused by an unwarrantable failure of the operator to comply with a mandatory health or safety standard. Unwarrantable failure is a special negligence finding that is made by an MSHA inspector and that focuses on the operator’s conduct. If during the same inspection or any subsequent inspection of the mine within 90 days after issuance of the citation, the MSHA inspector finds another violation caused by an unwarrantable failure of the operator to comply, a withdrawal order is issued, under which all persons, other than those required to abate the violation and certain others, are required to be withdrawn from and prohibited from entering the affected area until the inspector determines that the violation has been abated.

5.
A flagrant violation under Section 110(b)(2) is a violation that results from a reckless or repeated failure to make reasonable efforts to eliminate a known violation of a mandatory health or safety standard that substantially and proximately caused, or reasonable could have been expected to cause, death or serious bodily injury.

6.
An imminent danger order under Section 107(a) is issued when an MSHA inspector finds that an imminent danger exists in a mine. An imminent danger is the existence of any condition or practice which could reasonably be expected to cause death or serious physical harm before such condition or practice can be abated. Under an imminent danger order, all persons, other than those required to abate the condition or practice and certain others, are required to be withdrawn from and are prohibited from entering the affected area until the inspector determines that such imminent danger and the conditions or practices which caused the imminent danger no longer exist.

7.
These dollar amounts include the total amount of all proposed assessments from MSHA under the Act during the period or outstanding at the end of the period, including proposed and outstanding assessments for non-S&S citations that are not specifically identified in this exhibit, regardless of whether the Company has challenged or appealed the assessment or whether the assessment relates to a citation, violation or order issued or proposed during the period.

8.	The Pandora mine was operated by an independent contractor during the period. There was one fatality at the Pandora mine during the period, involving an employee of the contractor.

9.
A Notice is given under Section 104(e) if an operator has a pattern of S&S violations. If upon any inspection of the mine within 90 days after issuance of the notice, or at any time after a withdrawal notice has been given under Section 104(e), an MSHA inspector finds another S&S violation, an order is issued, under which all persons, other than those required to abate the violation and certain others, are required to be withdrawn from and prohibited from entering the affected area until the inspector determines that the violation has been abated.

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